STATEMENT OF INVESTMENTS

General New York Municipal Money Market Fund

August 31, 2006 (Unaudited)

Short-Term Investments--99.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Albany Industrial Development Agency, Civic Facility Revenue (Albany Medical Center Hospital Project) (LOC; Key Bank)	3.42	9/7/06	5,000,000 a	5,000,000
Albany Industrial Development Agency, Civic Facility Revenue (Renaissance Corporation Albany of Project) (LOC; M&T Bank)	3.46	9/7/06	3,205,000 a	3,205,000
Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation - Empire Commons East Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	3.45	9/7/06	3,980,000 a	3,980,000
Albany Industrial Development Agency, Civic Facility Revenue, Refunding (Albany Institute of History and Art Project) (LOC; Key Bank)	3.45	9/7/06	2,075,000 a	2,075,000
Albany Industrial Development Agency, IDR (Davies Office Refurbishing, Inc. Project) (LOC; HSBC Bank USA)	3.47	9/7/06	2,220,000 a	2,220,000
Albany Industrial Development Agency, IDR (Davies Office Refurbishing, Inc. Project) (LOC; HSBC Bank USA)	3.47	9/7/06	1,525,000 a	1,525,000
Albany Industrial Development Agency, IDR (Newkirk Products, Inc. Project) (LOC; Bank of America)	3.45	9/7/06	1,060,000 a	1,060,000
Babylon Industrial Development Agency, IDR (J. D'Addario and Co. Inc. Project) (LOC; Bank of America)	3.50	9/7/06	2,400,000 a	2,400,000
Beacon School District, TAN	4.50	2/20/07	1,650,000	1,655,645
Brewster, GO Notes, BAN	4.80	5/18/07	2,750,000	2,762,352
Dutchess County Industrial Development Agency, Civic Facility Revenue, Refunding (Lutheran Center at				

Poughkeepsie, Inc. Project) (LOC; Key Bank)	3.45	9/7/06	2,000,000 [a]	2,000,000
Erie County Industrial Development Agency, Civic Facility Revenue (Hauptman-Woodward Project) (LOC; Key Bank)	3.48	9/7/06	2,255,000 [a]	2,255,000
Erie County Industrial Development Agency, Civic Facility Revenue (People Inc. Project) (LOC; Key Bank)	3.48	9/7/06	2,580,000 [a]	2,580,000
Erie County Industrial Development Agency, IDR (MMARS 3rd Program-B&G Properties) (LOC; HSBC Bank USA)	3.95	9/7/06	820,000 [a]	820,000
Erie County Industrial Development Agency, Multi-Mode Civic Facility Revenue (United Cerebral Palsy Association of Western New York, Inc. Project) (LOC; Key Bank)	3.48	9/7/06	4,640,000 [a]	4,640,000
Erie County Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.47	9/7/06	4,850,000 [a,b]	4,850,000
Freeport, GO Notes, BAN	4.50	7/26/07	1,000,000	1,006,047
Goldman Sachs Pool Trust, Revenue (Liquidity Facility; Goldman Sachs Group Inc. and LOC; Ixis Corporate and Investment Bank)	3.51	9/7/06	4,400,000 [a,b]	4,400,000
Hempstead Industrial Development Agency, IDR, Refunding (Trigen-Nassau Energy Corporation) (LOC; Societe Generale)	3.46	9/7/06	5,200,000 [a]	5,200,000
Liverpool Central School District, GO Notes, BAN	4.00	9/15/06	2,975,000	2,975,982
Metropolitan Transportation Authority, Dedicated Tax Fund, Refunding (Insured; XLCA and Liquidity Facility; Citibank NA)	3.41	9/7/06	22,340,000 [a]	22,340,000
Monroe County Industrial Development Agency, Civic Facility Revenue (Heritage Christian Home Project) (LOC; Key Bank)	3.48	9/7/06	2,735,000 [a]	2,735,000
Monroe County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Rochester Project)				

(LOC; M&T Bank)	3.46	9/7/06	5,435,000 [a]	5,435,000
Monroe County Industrial Development Agency, IDR (Jamestown Container of Rochester Inc. Facility) (LOC; HSBC Bank USA)	3.65	9/7/06	695,000 [a]	695,000
Monroe County Industrial Development Agency, LR (Robert Weslayan College Project) (LOC; M&T Bank)	3.46	9/7/06	2,815,000 [a]	2,815,000
Nassau County Industrial Development Agency, Civic Facility Revenue (North Shore Hebrew Academy High School Project) (LOC; Comerica Bank)	3.42	9/7/06	5,080,000 [a]	5,080,000
New York City (Liquidity Facility; Merrill Lynch)	3.47	9/7/06	9,320,000 [a,b]	9,320,000
New York City Industrial Development Agency, Civic Facility Revenue (Columbia Grammar and Preparatory School Project) (LOC; Allied Irish Banks)	3.42	9/7/06	1,900,000 [a]	1,900,000
New York City Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	3.45	9/7/06	4,400,000 [a]	4,400,000
New York City Industrial Development Agency, Civic Facility Revenue, Refunding (Federation of Protestant Welfare Agencies Inc. Project) (LOC; Allied Irish Banks)	3.42	9/7/06	3,110,000 [a]	3,110,000
New York City Industrial Development Agency, IDR (Allway Tools Inc. Additional Project) (LOC; Citibank NA)	3.47	9/7/06	1,935,000 [a]	1,935,000
New York City Industrial Development Agency, Liberty Revenue (FC Hanson Office Associates LLC Project) (LOC; Lloyds TSB Bank PLC)	3.40	9/7/06	4,600,000 [a]	4,600,000
New York Convention Center Development Corporation, Revenue (Hotel Unit Fee Secured) (Putters Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.45	9/7/06	7,000,000 [a,b]	7,000,000
New York Counties Tobacco Trust II, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch)	3.47	9/7/06	5,215,000 [a,b]	5,215,000

New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch)	3.47	9/7/06	750,000 [a,b]	750,000
New York State Dormitory Authority, Revenue (Park Ridge Hospital Inc.) (LOC; JPMorgan Chase Bank)	3.41	9/7/06	6,200,000 [a]	6,200,000
New York State Dormitory Authority, Revenue (Putter Series Program) (Insured; Radian and Liquidity Facility; JPMorgan Chase Bank)	3.45	9/7/06	3,745,000 [a,b]	3,745,000
New York State Energy and Research and Development Authority, Electric Facilities Revenue (Long Island Lighting Co. Project) (LOC; Royal Bank of Scotland)	3.46	9/7/06	2,200,000 [a]	2,200,000
New York State Housing Finance Agency, Housing Revenue (33 West End Avenue Apartments) (LOC; HSBC Bank USA)	3.43	9/7/06	9,000,000 [a]	9,000,000
New York State Housing Finance Agency, Housing Revenue (250 West 93rd Street) (LOC; Bank of America)	3.44	9/7/06	13,000,000 [a]	13,000,000
New York State Housing Finance Agency, Housing Revenue (Gateway to New Cassel) (LOC; JPMorgan Chase Bank)	3.46	9/7/06	4,800,000 [a]	4,800,000
New York State Housing Finance Agency, Housing Revenue (Rip Van Winkle House) (Insured; FHLMC and Liquidity Facility; FHLMC)	3.42	9/7/06	5,600,000 [a]	5,600,000
New York State Housing Finance Agency, Revenue (East 39 Street Housing) (Insured; FNMA and Liquidity Facility; FNMA)	3.46	9/7/06	4,800,000 [a]	4,800,000
New York State Housing Finance Agency, Revenue (Sea Park West Housing) (Insured; FHLMC and Liquidity Facility; FHLMC)	3.42	9/7/06	3,450,000 [a]	3,450,000
New York State Housing Finance Agency, Revenue (Tower 31 Housing) (LOC; Bank of America)	3.45	9/7/06	10,000,000 [a]	10,000,000
New York State Mortgage Agency, Mortgage Revenue (Liquidity Facility; Citibank NA)	3.48	9/7/06	6,680,000 [a,b]	6,680,000
New York State Urban Development Corporation, Correctional and Youth Facilities Service Revenue (Liquidity Facility;				

Merrill Lynch)	3.46	9/7/06	3,500,000 a,b	3,500,000
Newburgh Industrial Development Agency, Civic Facility Revenue (Community Development Properties Dubois Street II, Inc. Project) (LOC; Key Bank)	3.45	9/7/06	4,730,000 a	4,730,000
Niagara County Industrial Development Agency, Civic Facility Revenue (NYSARC Inc., Niagara County Chapter) (LOC; Key Bank)	3.48	9/7/06	2,900,000 a	2,900,000
Oneida County Industrial Development Agency, IDR (CMB Oriskany) (LOC; The Bank of New York)	3.55	9/7/06	2,045,000 a	2,045,000
Ontario County Industrial Development Agency, Civic Facility Revenue (Friends of the Finger Lakes Performing Arts Center, Inc. Civic Facility) (LOC; Citizens Bank of Massachusetts)	3.42	9/7/06	3,395,000 a	3,395,000
Ontario County Industrial Development Agency, IDR (Robert C. Horton/Ultrafab) (LOC; JPMorgan Chase Bank)	3.52	9/7/06	1,300,000 a	1,300,000
Otsego County Industrial Development Agency, Civic Facility Revenue (Noonan Community Service Corporation Project) (LOC; FHLB)	3.42	9/7/06	2,090,000 a	2,090,000
Patchogue-Medford Union Free School District, GO Notes, TAN	4.50	6/29/07	6,700,000	6,734,051
Port Chester Industrial Development Agency, IDR (40 Pearl Street LLC) (LOC; The Bank of New York)	3.45	9/7/06	1,500,000 a	1,500,000
Poughkeepsie Industrial Development Agency, Senior Living Facility Revenue (Manor at Woodside Project) (LOC; The Bank of New York)	3.45	9/7/06	5,000,000 a	5,000,000
Roaring Fork Municipal Products LLC, Revenue (Liquidity Facility; The Bank of New York)	3.47	9/7/06	7,875,000 a,b	7,875,000
Saint Lawrence County Industrial Development Agency, Civic Facility Revenue (Canton-Potsdam Hospital Project) (LOC; Key Bank)	3.45	9/7/06	5,623,000 a	5,623,000
Saint Lawrence County Industrial Development Agency, IDR (Saint Lawrence County Newspapers Corp. Project) (LOC; Key Bank)	3.55	9/7/06	1,965,000 a	1,965,000

Schenectady County Industrial Development Agency, Civic Facility Revenue (Sunnyview Hospital and Rehabilitation Center Project) (LOC; Key Bank)	3.43	9/7/06	3,900,000 [a]	3,900,000
Schoharie County Industrial Development Agency, Civic Facility Revenue (Bassett Hospital Project) (LOC; Key Bank)	3.48	9/7/06	1,600,000 [a]	1,600,000
Shenendehowa Central School District, GO Notes, BAN	4.50	6/29/07	3,000,000	3,008,769
Southeast Industrial Development Agency, IDR (Unilock New York Inc. Project) (LOC; Bank One)	3.70	9/7/06	1,600,000 [a]	1,600,000
Suffolk County Industrial Development Agency, IDR (Belmont Villas LLC Facility) (Insured; FNMA and Liquidity Facility; FNMA)	3.44	9/7/06	6,255,000 [a]	6,255,000
Suffolk County Industrial Development Agency, IDR (BIO-Botanica Inc. Project) (LOC; Citibank NA)	3.47	9/7/06	3,360,000 [a]	3,360,000
Syracuse, GO Notes, TAN (LOC; Key Bank)	4.13	10/30/06	2,250,000	2,251,807
Syracuse Industrial Development Agency, Civic Facility Revenue, Refunding (Crouse Health Hospital) (LOC; M&T Bank)	3.48	9/7/06	4,000,000 [a]	4,000,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.48	9/7/06	14,360,000 [a,b]	14,360,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.48	9/7/06	20,000,000 [a,b]	20,000,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.51	9/7/06	3,350,000 [a,b]	3,350,000
Ulster County Industrial Development Agency, IDR (Kingston Block and Masonry Supply, LLC Project) (LOC; The Bank of New York)	3.55	9/7/06	3,055,000 [a]	3,055,000
Union-Endicott Central School District, GO Notes, BAN	4.50	7/18/07	2,050,000	2,061,233
Warren and Washington Counties Industrial Development Agency, IDR (Angiodynamics Project) (LOC; Key Bank)	3.55	9/7/06	2,890,000 [a]	2,890,000

Westchester County Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	3.45	9/7/06	2,000,000 a	2,000,000
Westchester County Industrial Development Agency, IDR (Westhab Community Revitalization, LLC Facilities) (LOC; The Bank of New York)	3.45	9/7/06	5,825,000 a	5,825,000
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.47	9/7/06	4,400,000 a,b	4,400,000
Yonkers Industrial Development Agency, IDR (104 Ashburton Avenue LLC) (LOC; Key Bank)	3.45	9/7/06	2,815,000 a	2,815,000
Yonkers Industrial Development Agency, MFHR (Main Street Lofts Yonkers LLC Project) (LOC; M&T Bank)	3.51	9/7/06	14,600,000 a	14,600,000

Total Investments (cost $353,403,886)	**99.4%**	**353,403,886**
Cash and Receivables (Net)	**.6%**	**2,151,192**
Net Assets	**100.0%**	**355,555,078**

a   Securities payable on demand. Variable interest rate--subject to periodic change.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2006, these securities amounted to $95,445,000 or 26.8% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue

LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance